Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces Results of Annual General and Special Meeting

Vancouver, B.C. - May 9, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (the “Company”) reported the voting results from its annual general and special meeting of shareholders held May 8, 2019 in Vancouver, British Columbia (the "Meeting"). Each of the matters voted upon at the Meeting is described in detail in the Company's Management Information Circular dated March 18, 2019, which is available on the Company's website at panamericansilver.com.

A total of 154,355,029 common shares were represented at the meeting, being 73.70% of the Company’s issued and outstanding common shares. Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year, the authorization of the directors to fix the remuneration payable to the auditors, the acceptance of the Company’s approach to executive compensation, otherwise known as say-on-pay, and the election of management’s nominees as directors.

Election of Directors

Director Nominee	Votes For	Votes Withheld
Ross J. Beaty	100,813,203 (91.00%)	9,972,028 (9.00%)
Michael L. Carroll	110,338,341 (99.60%)	446,890 (0.40%)
Neil de Gelder	105,752,567 (95.46%)	5,032,664 (4.54%)
Walter T. Segsworth	106,227,678 (95.89%)	4,557,553 (4.11%)
Michael Steinmann	107,039,417 (96.62%)	3,745,814 (3.38%)
Gillian D. Winckler	107,200,363 (96.76%)	3,584,868 (3.24%)
Charles A. Jeannes	109,230,827 (98.60%)	1,554,404 (1.40%)
C. Kevin McArthur	100,574,097 (90.78%)	10,211,134 (9.22%)

Mr. David Press did not stand for re-election to the Company's Board of Directors in 2019.

"On behalf of Pan American's Board and management, I would like to thank Mr. Press for his contributions to the stewardship of the Company over the past 11 years. His depth of knowledge and experience in mining operations and project development were a great benefit to the Company," said Ross Beaty, Chair of the Board of Directors.

Say-on-Pay

Resolution	Votes For	Votes Against
Advisory resolution approving the Company’s approach to executive compensation	107,177,990 (96.74%)	3,607,238 (3.26%)

PAN AMERICAN SILVER CORP. 1

Appointment of Auditor

Resolution	Votes For	Votes Withheld
Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting.	150,824,919 (97.82%)	3,365,826 (2.18%)

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2